EXHIBIT 12


                                                                    May 25, 2005

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134
Attn: President

Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134
Attn: President

Ladies and Gentlemen:

                The purpose of this letter is to confirm our understandings and agreements relating to the wind-down of America Online Latin America, Inc. ("AOLA") and its subsidiaries.

                As you know, we hold unsecured claims (the "TW Note Claims") against AOLA arising under or in connection with the US$160 million of convertible notes (the "Notes") issued by AOLA pursuant to the Note Purchase Agreement dated as of March 8, 2002, between AOLA and Time Warner Inc. ("TW"), as amended. We, together with America Online, Inc. ("AOL"; collectively with TW, the "TW Parties"), also hold all of the outstanding shares of AOLA's Series B Convertible Preferred Stock (the "Series B Preferred Stock Interests"). You, through your affiliates Aspen
Investments  L.L.C.   ("Aspen")  and  Atlantis Investments L.L.C.  ("Atlantis";
and collectively with Aspen and all affiliates of Aspen and Atlantis, the "ODC Parties") hold all of the outstanding shares of AOLA's Series C Convertible Preferred Stock (the "Series C Preferred Stock Interests"). The ODC Parties and AOL also hold shares of certain classes of common stock of AOLA. The Notes, the Series B Preferred Stock Interests and the Series C Preferred Stock Interests are collectively referred to herein as the "Instruments".

                Without in any way impairing the contractual and legal rights against AOLA of any party arising under or in connection with the Instruments, and notwithstanding any provisions to the contrary in AOLA's Restated Certificate of Incorporation or any other AOLA organizational document, you and we agree to work cooperatively toward the wind-down of the businesses of AOLA and its subsidiaries in a manner consistent with the following terms and conditions.

                - The TW Parties and the ODC Parties will cooperate with and support AOLA's management in the implementation of the wind-down and liquidation plan as outlined in AOLA's presentation dated March 16, 2005 to the AOLA Board of Directors (the "Plan"), with such changes as shall be directed by the Board of Directors of AOLA. Without limitation, all asset transfer agreements and retention/severance arrangements must be authorized specifically by the Board of Directors of AOLA. The TW Parties and the ODC Parties shall each cause its respective representatives on the


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Board of Directors of AOLA, subject to their fiduciary obligations,  to take all necessary actions to implement and execute the Plan.

                - The TW Parties and the ODC Parties agree that the TW Parties will assume the ownership of AOLA's Puerto Rico assets (the "PR Assets") in partial repayment of the TW Note Claims, such repayment to be in an amount (such amount, the "Net PR Value") equal to $15 million less any third-party liabilities assumed by the TW Parties in connection with such assumption, plus or minus, as the case may be, the Net Subscription Income (as defined in the PR Agreement referenced below) accrued and unpaid under the Letter Agreement between AOL and AOLA dated December 1, 2000, regarding the PR Assets (the "PR Agreement") as of the date of such assumption. The effective date of such transfer of ownership of the PR Assets shall be the date upon which the bankruptcy court having jurisdiction over AOLA's Chapter 11 case enters an order authorizing and approving the transfer of the PR Assets to the TW Parties and AOLA's rejection of the PR Agreement, as provided for below.

                - The TW Parties and the ODC Parties shall agree to have their designates to the Board of Directors of AOLA, subject to their fiduciary obligations, approve a bankruptcy filing by AOLA for Chapter 11 protection as soon as possible in order to further the implementation of the Plan and the distribution of proceeds of the wind-down in a manner consistent with this agreement.

                - After distributions on account of (or reservation for payment of) operating and wind-down expenses, including Chapter 11 administrative and other priority claims required to be paid, and general unsecured claims against AOLA to the extent the holders of such claims vote to accept the Chapter 11 plan of liquidation proposed by AOLA in its Chapter 11 case and thereby release the TW Parties, but excluding any general unsecured claims of AOL against AOLA and the TW Note Claims, any available cash or cash equivalents (excluding the PR Assets) will be distributed to the TW Parties on account of the TW Note Claims (the amount so distributed, the "TW Distributions"). The TW Parties agree to turn over promptly to the ODC Parties, from (and only to the extent of) the TW Distributions, (i) an amount equal to 40% of the difference between (x) the Net PR Value and (y) the amount of the general unsecured claims of AOL against AOLA, plus (ii) 40% of all TW Distributions thereafter received; provided that such payments shall be made to the ODC Parties substantially concurrently with any distribution to the TW Parties. Under no circumstances, however, will any in-kind distributions be made by AOLA other than AOL Puerto Rico, nor will the TW Parties make any cash capital infusion or other cash or non-cash investment or expenditure (as opposed to forgiveness of obligations) on account of their assumption of the Puerto Rico operations.

                - None of the TW Parties or the ODC Parties will be required to make any cash capital infusion or other cash or non-cash investment or expenditure to fund the Plan, the Chapter 11 proceeding, or otherwise.

                - The AOL License Agreement dated as of August 7, 2000, and related service agreements will be rejected by AOLA in the Chapter 11 case, and AOLA will otherwise relinquish any rights or interests in any AOL intellectual property and trademarks. In consideration thereof, AOL will offer prospective purchasers of AOLA country services license terms as set forth on Exhibit A hereto.


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                -  The PR Agreement and any related service agreements will be rejected by AOLA in the Chapter 11 case, and AOLA will otherwise relinquish any rights or interests in the PR Agreement and the PR Assets.

                - In exchange for the consideration described above, the TW Parties and the ODC Parties will exchange mutual releases for any and all claims relating to or arising in connection with AOLA.


     While we regret that this venture has not developed as we had hoped, we nonetheless look forward to moving forward jointly with you as outlined above. Please confirm that the foregoing sets forth our agreement by signing and returning to us the duplicate copy of this letter.


                                                Very truly yours,

                                                TIME WARNER INC.


                                                By: /s/ Robert Marcus
                                                  ------------------------------
                                                Name:  Robert Marcus
                                                Title: Senior Vice President

                                                AMERICA ONLINE, INC.


                                                By: /s/ Stephen Swad
                                                   -----------------------------
                                                Name:  Stephen Swad
                                                Title: EVP and CFO

Acknowledged and Agreed as of the date first written above:

ASPEN INVESTMENTS L.L.C.


By:/s/ Cristina Pieretti
   ----------------------------
Name:  Cristina Pieretti
Title: Executive Vice President

ATLANTIS INVESTMENTS L.L.C.


By: /s/ Cristina Pieretti
   -----------------------------
Name:  Cristina Pieretti
Title: Executive Vice President